

Mail Stop 3720

May 28, 2010

Mr. Robert W. Pullen
President and Chief Executive Officer
Tellabs, Inc.
One Tellabs Center
1415 West Diehl Road
Naperville, IL 60563

      RE: **Tellabs, Inc.**
              Form 10-K for the Fiscal Year Ended January 1, 2010
              Filed March 1, 2010
              Definitive Proxy Statement
              Filed March 16, 2010
              File No. 000-09692

Dear Mr. Pullen:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            Larry Spirgel
                            Assistant Director